SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                                 AMENDMENT NO. 1

                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                            PENDARIES PETROLEUM LTD.
                              (Name of the Issuer)

                            PENDARIES PETROLEUM LTD.
                      (Name of Person(s) Filing Statement)

                           COMMON SHARES, NO PAR VALUE
                         (Title of Class of Securities)

                                    70690510
                      (CUSIP Number of Class of Securities)

                                 PHILIP R. HENRY
                            PENDARIES PETROLEUM LTD.
                         EIGHT GREENWAY PLAZA, SUITE 910
                              HOUSTON, TEXAS 77046
                                 (713) 355-2900
                                  -------------
       (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Persons Filing Statement)

                                    COPY TO:
                              JUDY G. GECHMAN, ESQ.
                               KAREN BRYANT, ESQ.
                               JENKENS & GILCHRIST
                           A PROFESSIONAL CORPORATION
                           1100 LOUISIANA, SUITE 1800
                              HOUSTON, TEXAS 77002
                                 (713) 951-3300
                              ---------------------
              This statement is filed in connection with (check the
                               appropriate box):

[X] (a) The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
     (b) The filing of a registration statement under the Securities Act of 1933.
     (c)  A tender offer.
     (d)  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies.

Calculation of Filing Fee:


Transaction Valuation*                               Amount of Filing Fee**

$27,389,598                                                $5,477.92

* This valuation is for purposes of calculating the fee only and is approximately the product of 9,225,970 outstanding common shares of Pendaries and $2.9685, the average of the high and low prices reported by the American Stock Exchange as of December 4, 2000, a date within five business days prior to the date of filing.

** 1/50th of one percent of the estimated transaction value, calculated pursuant to Rule 0-11(b)(2) of the Securities and Exchange Act of 1934.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid:            $7,487.70
                                                     --------------
                  Form or Registration No.:          PREM14A
                                                     -------
                  Filing Party:                      Pendaries Petroleum Ltd.
                                                     ---------------------------
                  Date Filed:                        October 31, 2000
                                                     --------------------


All terms not defined herein have the same meanings assigned them in the original definitive filing of the Schedule 13E-3.

          This Amendment No. 1 to Schedule 13E-3 is being filed by Pendaries Petroleum Ltd., a New Brunswick, Canada corporation, pursuant to Section 13(3) of the Securities and Exchange Act of 1934, as amended, the "Exchange Act" and Rule 13e-3 thereunder.

         The definitive Schedule 13E-3 and definitive proxy statement were filed by Pendaries on December 5, 2000. The purpose of the proxy solicitation was to obtain shareholder approval of an arrangement agreement in which all of the outstanding Pendaries common shares would be exchanged for common shares of Ultra Petroleum Corp.

         At the time of filing the definitive proxy statement, Pendaries believed that the transaction contemplated in the proxy statement might necessitate the filing of the Schedule 13E-3, and thus, out of an abundance of caution, filed the Schedule 13E-3. After careful review, Pendaries believes that Rule 13E-3 does not apply to the transaction contemplated in the definitive proxy statement and is filing this Amendment No. 1, which supercedes the definitive Schedule 13E-3.

                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   December 15, 2000      PENDARIES PETROLEUM LTD.


                                     /s/ Philip R. Henry
                                By:  -------------------------------------------
                                Philip R. Henry
                                Vice President, Investor Relations and Secretary


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